Exhibit 99.1

ABN 37 080 699 065

Notice of General Meeting and Explanatory Memorandum

Alterity Therapeutics Limited:	ACN 080 699 065

Date of Meeting:	Thursday 3rd September 2020

Time of Meeting:	10:30am (AEST) Registration from 10:15am

Place of Meeting: Attendance at the Meeting – Covid-19

To avoid needing to attend the meeting, Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 10:30am (AEST) Tuesday, 1st September 2020, rather than attending the meeting in person. Instructions for lodging proxies are included on your personalised proxy form.

Arrangements for attendance by Zoom, with the ability to ask questions, can be made by contacting the Company Secretary, Mr Phillip Hains, by email at info@alteritytherapeutics.com, with subject header: “Attention to Company Secretary”, at least 2 business days before the meeting. Where applicable, arrangements may be made for direct voting as provided for in clause 17.7 of the Constitution by shareholders, proxies, corporate representatives and holders of powers of attorney.

If you wish to attend the meeting in person, or to appoint a proxy other than the Chairman to attend the meeting in person, please contact the Company Secretary, Mr Phillip Hains, by email at info@alteritytherapeutics.com, with subject header: “Attention to Company Secretary”, at least 2 business days before the meeting so appropriate arrangements can be made having regard to then applicable Covid-19 related restrictions.

Please note that if Government directives or other restrictions prohibit physical meetings or make holding a physical meeting impractical, the Company may restrict attendance to participation by Zoom only. Because conditions and potential restrictions or other requirements for meetings relating to Covid-19 can change rapidly, if it becomes necessary or appropriate to make alternative arrangements to those set out in this Notice of Meeting the Company will announcement the alternative arrangements to ASX. Shareholders are encouraged to check for announcements at the ASX website www.asx.com.au under the Company’s code ATH.

This is an important document. It should be read in its entirety.

If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF GENERAL MEETING

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice is given that a General Meeting of Alterity Therapeutics Limited (“the Company” or "Alterity") will be held at (see page 1), on Thursday 3 September 2020 at 10:30am (Australian Eastern Standard Time), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of General Meeting are set out in the Explanatory Memorandum accompanying this Notice of General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of General Meeting.

Please read this Notice of General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page #8 of this Notice of General Meeting.

Please refer to the note on the front cover of this Notice of Meeting regarding Covid-19 related restrictions and lodging proxies and/or attending by Zoom as alternatives to attending in person.

ORDINARY BUSINESS

Ordinary Resolution – Resolution 1 – Ratification of prior issue of shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 3,814,380 fully paid ordinary shares at a total value of USD 64,510 in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act on 21 November 2019 as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Ordinary Resolution – Resolution 2 – Ratification of prior issue of shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 19,756,080 fully paid ordinary shares at a total value of USD 267,330 in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act on 17 January 2020 as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Ordinary Resolution – Resolution 3 – Ratification of prior issue of shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 7,042,920 fully paid ordinary shares at an issue price of A$0.0175 (1.75 cents) per share in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act on 27 March 2020 as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

NOTICE OF GENERAL MEETING

Ordinary Resolution – Resolution 4 – Ratification of prior issue of shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 137,945,160 fully paid ordinary shares at an issue price of A$0.0253 (2.53 cents) per share in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act on 25 May 2020 as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Ordinary Resolution – Resolution 5 – Ratification of prior issue of shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 47,646,000 fully paid ordinary shares at an issue price of A$0.0328 per share in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act on 2 July 2020 as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Ordinary Resolution – Resolution 6 – Approval to refresh and amend 2004 ASX Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.2 exception 13 and for all other purposes, shareholders approve the employee incentive scheme known as the “2004 ASX Plan” including amendment of the 2004 ASX Plan to provide that up to 157.5 million securities (the new “Plan Pool”) can be issued under the 2004 ASX Plan (unless issued under the 2018 ADS Plan) after the approval, as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Ordinary Resolution – Resolution 7 – Approval to refresh and amend 2018 ADS Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.2 exception 13 and for all other purposes, shareholders approve the employee incentive scheme known as the “2018 ADS Plan” including amendment of the 2018 ADS Plan to provide that up to 157.5 million securities (the new “Plan Pool”) can be issued under the 2018 ADS Plan (unless issued under the 2004 ASX Plan) after the approval, as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

NOTICE OF GENERAL MEETING

Ordinary Resolution – Resolution 8 – Approval to issue Incentive Options to Mr Geoffrey Kempler

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, approval is given for the Company to issue 14 million options having an exercise price which is two times the closing price of the Company’s shares on ASX on the last ASX business day immediately before the day the options are issued, expiring five (5) years after the issue date, and which, upon exercise, entitle the holder to one fully paid ordinary share in the Company) to Mr Geoffrey Kempler (and/or his nominee(s)) as described in the Memorandum which accompanied and formed part of the Notice or Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Ordinary Resolution – Resolution 9 – Approval to issue Incentive Options to Dr David Sinclair

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, approval is given for the Company to issue 7 million options having an exercise price which two times the closing price of the Company’s shares on ASX on the last ASX business day immediately before the day the options are issued, expiring five (5) years after the issue date, and which, upon exercise, entitle the holder to one fully paid ordinary share in the Company) to Dr David Sinclair (and/or his nominee(s)) as described in the Memorandum which accompanied and formed part of the Notice or Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Ordinary Resolution – Resolution 10 – Approval to issue Incentive Options to Mr Tristan Edwards

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, approval is given for the Company to issue 7 million options having an exercise price which is two times the closing price of the Company’s shares on ASX on the last ASX business day immediately before the day the options are issued, expiring five (5) years after the issue date, and which, upon exercise, entitle the holder to one fully paid ordinary share in the Company) to Mr Tristan Edwards (and/or his nominee(s)) as described in the Memorandum which accompanied and formed part of the Notice or Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Ordinary Resolution – Resolution 11 – Approval to issue Incentive Options to Mr Peter Marks

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, approval is given for the Company to issue 7 million options having an exercise price which is two times the closing price of the Company’s shares on ASX on the last ASX business day immediately before the day the options are issued, expiring five (5) years after the issue date, and which, upon exercise, entitle the holder to one fully paid ordinary share in the Company) to Mr Peter Marks (and/or his nominee(s)) as described in the Memorandum which accompanied and formed part of the Notice or Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Ordinary Resolution – Resolution 12 – Approval to issue Incentive Options to Mr Lawrence Gozlan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, approval is given for the Company to issue 7 million options having an exercise price which is two times the closing price of the Company’s shares on ASX on the last ASX business day immediately before the day the options are issued, expiring five (5) years after the issue date, and which, upon exercise, entitle the holder to one fully paid ordinary share in the Company) to Mr Lawrence Gozlan (and/or his nominee(s)) as described in the Memorandum which accompanied and formed part of the Notice or Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

NOTICE OF GENERAL MEETING

Ordinary Resolution – Resolution 13 – Approval to issue Incentive Options to Mr Brian Meltzer

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, approval is given for the Company to issue 7 million options having an exercise price which is two times the closing price of the Company’s shares on ASX on the last ASX business day immediately before the day the options are issued, expiring five (5) years after the issue date, and which, upon exercise, entitle the holder to one fully paid ordinary share in the Company) to Mr Brian Meltzer (and/or his nominee(s)) as described in the Memorandum which accompanied and formed part of the Notice or Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Voting Exclusion Statement – Resolutions 1 to 5

The Company will disregard any votes cast in favour of Resolutions 1, 2, 3, 4 or 5 by or on behalf of any person who participated in the issue which is the subject of the respective Resolution or any associate of that person.

However, this does not apply to a vote cast in favour of Resolutions 1, 2, 3, 4 or 5 by:

•	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

•	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

•	a holder acting solely as in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Exclusion Statement – Resolutions 6 and 7

The Company will disregard any votes cast in favour of Resolutions 6 or 7 by or on behalf of a person who is eligible to participate in the applicable employee incentive scheme or any of their associates.

However, this does not apply to a vote cast in favour of Resolution 6 or 7 by:

•	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution that way; or

•	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

•	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

NOTICE OF GENERAL MEETING

Voting Prohibition:

Other than as set out below, a vote on Resolution 6 or 7 must not be cast as proxy by a Restricted Voter^.

A Restricted Voter may cast a vote on Resolution 6 or 7 as a proxy if either:

(a)	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or

(b)	the Restricted Voter is the chair of the Meeting and the written appointment of the chair as proxy:

(i)	does not specify the way the proxy is to vote on the resolution; and

(ii)	expressly authorises the chair to exercise the proxy even though the resolution is connected directly or indirectly with the remuneration of a member of the key management personnel.

Voting Exclusion Statement – Resolutions 8 to 13

The Company will disregard any votes cast in favour of Resolutions 8 to 13 (inclusive) by or on behalf of a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the employee incentive scheme in question and any of their associates.

However, this does not apply to a vote cast in favour of any of Resolutions 8 to 13 by:

•	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

•	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

•	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition:

Other than as set out below, a vote on Resolutions 8 to 13 must not be cast as proxy by a Restricted Voter^.

A Restricted Voter may cast a vote on Resolutions 8 to 13 as a proxy if either:

•	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or

•	the Restricted Voter is the chair of the Meeting and the written appointment of the chair as proxy:

o	does not specify the way the proxy is to vote on the resolution; and

o	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the key management personnel.

^ RESTRICTED VOTERS – Resolutions 6 to #

^ Each of the following is a “Restricted Voter”:

•	a member of the key management personnel (KMP), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2019; or

•	a closely related party of a KMP.

NOTICE OF GENERAL MEETING

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of KMP include its directors and certain senior executives.

A closely related party of a member of the KMP means any of the following:

•	a spouse, child or dependent of the member;

•	a child or dependent of the member's spouse;

•	anyone else who is one of the member's family and may be expected to influence, or be influenced by, the member in the member's dealings with the Company;

•	a company the member controls; or

•	a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

Shareholders who intend to appoint the Chair as proxy (including an appointment by default) should have regard to the Proxy and Voting Instructions on page #8 of this Notice of General Meeting.

Further details in respect of the resolutions are set out in the Explanatory Memorandum accompanying this Notice of General Meeting.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board

Mr Phillip Hains

Company Secretary

Alterity Therapeutics Limited

Dated: 31 July 2020

The accompanying Explanatory Memorandum, Proxy Form and Voting Instructions form part of this Notice of General Meeting.

NOTICE OF GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)	one proxy if the Shareholder is only entitled to one vote; and

(b)	one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Instructions for lodging proxies are included on your personalised proxy form. Proxies may be lodged using any of the following methods:

-	online by visiting www.investorvote.com.au

-	by returning a completed Proxy Form by post to:

Computershare Investor Services, GPO Box 242, Melbourne, Victoria, 3001

-	by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

-	for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

How the Chairman will vote undirected proxies

Subject to any applicable voting exclusions or prohibitions set out in the Notice, the Chair of the Meeting will vote undirected proxies in favour of all of the proposed Resolutions.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chair of the Meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at Tuesday, 1st September 2020 at 10:30am (Melbourne, Victorian, time) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

NOTICE OF GENERAL MEETING

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

(“the Company”)

EXPLANATORY MEMORANDUM FOR NOTICE OF GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum (“this Memorandum”) accompanies and forms part of the Company’s Notice of General Meeting (“Meeting”) to be held at (see page 1) on Thursday 3 September 2020 at 10:30am (Australian Eastern Standard Time).

The Notice of the General Meeting (“the Notice”) incorporates, and should be read together with, this Memorandum.

Please refer to the note on the front cover of the Notice of Meeting regarding Covid-19 related restrictions and lodging proxies and/or attending by Zoom as alternatives to attending in person.

ORDINARY BUSINESS

Ordinary Resolution – Resolution 1 – Ratification of prior issue of shares

Resolution 1 seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of 3,814,380 fully paid ordinary shares at a total value of USD 64,510 in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.

The shares were issued on 21 November 2019 and an Appendix 3B was released to ASX on that date. The shares were issued without shareholder approval under the placement capacity available to the Company under ASX Listing Rule 7.1.

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity (such as options), if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period. The Company obtained shareholder approval under ASX Listing Rule 7.1A to issue equity securities under the additional 10% placement capacity at its 2019 Annual General Meeting on 26 November 2019.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A (provided the previous issue did not breach ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A. The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A.

If shareholders pass Resolution 1, the issue of the shares will be treated as not having used placement capacity of the Company under the ASX Listing Rules and the Company will be able to issue equity securities using the refreshed placement capacity without shareholder approval. If shareholders do not pass Resolution 1 the shares will continue to use the placement capacity that is available to the Company under the ASX Listing Rules.

NOTICE OF GENERAL MEETING

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

Date of issue	21 November 2019
Number issued	3,814,380
Total consideration received	USD 64,510 (equivalent[1] to AUD 94,910) before costs, being an issue price of approximately USD 0.0169 (AUD $0.0249) per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act
Use of funds raised	To fund the Company’s clinical development, research programs and working capital.
Voting Exclusion Statement	A voting exclusion for Resolution 1 is contained in the Notice accompanying this Memorandum

Directors’ recommendation

The Directors unanimously recommend that shareholders vote in favour of Resolution 1.

Ordinary Resolution – Resolution 2 – Ratification of prior issue of shares

Resolution 2 seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of 19,756,080 fully paid ordinary shares at a total value of USD 267,330 in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.

The shares were issued on 17 January 2020 and an Appendix 3B was released to ASX on that date. The shares were issued without shareholder approval under the placement capacity available to the Company under ASX Listing Rule 7.1.

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity (such as options), if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period. The Company obtained shareholder approval under ASX Listing Rule 7.1A to issue equity securities under the additional 10% placement capacity at its 2019 Annual General Meeting on 26 November 2019.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A (provided the previous issue did not breach ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A. The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A.

If shareholders pass Resolution 2, the issue of the shares will be treated as not having used placement capacity of the Company under the ASX Listing Rules and the Company will be able to issue equity securities using the refreshed placement capacity without shareholder approval. If shareholders do not pass Resolution 2 the shares will continue to use the placement capacity that is available to the Company under the ASX Listing Rules.

1 At the Reserve Bank of Australia exchange rate of A$1 = USD 0.6797 as at the issue date

NOTICE OF GENERAL MEETING

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

Date of issue	17 January 2020
Number issued	19,756,080
Total consideration received	USD 267,330 (equivalent[2] to AUD 387,716) before costs, being an issue price of approximately USD 0.0169 (AUD $0.0245) per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act
Use of funds raised	To fund the Company’s clinical development, research programs and working capital.
Voting Exclusion Statement	A voting exclusion for Resolution 2 is contained in the Notice accompanying this Memorandum

Directors’ recommendation

The Directors unanimously recommend that shareholders vote in favour of Resolution 2.

Ordinary Resolution – Resolution 3 – Ratification of prior issue of shares

Resolution 3 seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of 7,042,920 fully paid ordinary shares at A$0.0175 (1.75 cents) per share in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.

The shares were issued on 27 March 2020. An Appendix 3B was released to ASX on 26 March 2020, and an Appendix 2A was released on 27 March 2020. The shares were issued without shareholder approval under the placement capacity available to the Company under ASX Listing Rule 7.1.

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity (such as options), if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period. The Company obtained shareholder approval under ASX Listing Rule 7.1A to issue equity securities under the additional 10% placement capacity at its 2019 Annual General Meeting on 26 November 2019.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A (provided the previous issue did not breach ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A. The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A.

2 At the Reserve Bank of Australia exchange rate of A$1 = USD 0.6797 as at the issue date

NOTICE OF GENERAL MEETING

If shareholders pass Resolution 3, the issue of the shares will be treated as not having used placement capacity of the Company under the ASX Listing Rules and the Company will be able to issue equity securities using the refreshed placement capacity without shareholder approval. If shareholders do not pass Resolution 3 the shares will continue to use the placement capacity that is available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

Date of issue	27 March 2020
Number issued	7,042,920
Total consideration received	A$123,251 before costs, at an issue price of A$0.0175 per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act
Use of funds raised	For working capital and to progress research activities.
Voting Exclusion Statement	A voting exclusion for Resolution 3 is contained in the Notice accompanying this Memorandum

Directors’ recommendation

The Directors unanimously recommend that shareholders vote in favour of Resolution 3.

Ordinary Resolution – Resolution 4 – Ratification of prior issue of shares

Resolution 4 seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of 137,945,160 fully paid ordinary shares at A$0.0253 (2.53 cents) per share in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.

The shares were issued on 25 May 2020. An Appendix 3B was released to ASX on 22 May 2020, and an Appendix 2A was released on 25 May 2020. The shares were issued without shareholder approval under the placement capacities available to the Company under ASX Listing Rules 7.1 (51,065,211 shares) and 7.1A (86,879,949 shares).

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity (such as options), if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period. The Company obtained shareholder approval under ASX Listing Rule 7.1A to issue equity securities under the additional 10% placement capacity at its 2019 Annual General Meeting on 26 November 2019.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A (provided the previous issue did not breach ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A. The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A.

NOTICE OF GENERAL MEETING

If shareholders pass Resolution 4, the issue of the shares will be treated as not having used placement capacity of the Company under the ASX Listing Rules and the Company will be able to issue equity securities using the refreshed placement capacity without shareholder approval. If shareholders do not pass Resolution 4 the shares will continue to use the placement capacity that is available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

Date of issue	25 May 2020
Number issued	137,945,160
Total consideration received	A$1,291,950 before costs, at an issue price of A$0.0253 per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act
Use of funds raised	For working capital and to progress research and development activities.
Voting Exclusion Statement	A voting exclusion for Resolution 4 is contained in the Notice accompanying this Memorandum

Directors’ recommendation

The Directors unanimously recommend that shareholders vote in favour of Resolution 4.

Ordinary Resolution – Resolution 5 – Ratification of prior issue of shares

Resolution 5 seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of 47,646,000 fully paid ordinary shares at A$0.0328 (3.28 cents) per share in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.

The shares were issued on 2 July 2020. An Appendix 3B was released to ASX on 1 July 2020, and an Appendix 2A was released on 2 July 2020. The shares were issued without shareholder approval under the placement capacity available to the Company under ASX Listing Rule 7.1A.

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity (such as options), if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period. The Company obtained shareholder approval under ASX Listing Rule 7.1A to issue equity securities under the additional 10% placement capacity at its 2019 Annual General Meeting on 26 November 2019.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A (provided the previous issue did not breach ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A. The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A.

NOTICE OF GENERAL MEETING

If shareholders pass Resolution 5, the issue of the shares will be treated as not having used placement capacity of the Company under the ASX Listing Rules and the Company will be able to issue equity securities using the refreshed placement capacity without shareholder approval. If shareholders do not pass Resolution 5 the shares will continue to use the placement capacity that is available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

Date of issue	2 July 2020
Number issued	47,646,000
Total consideration received	A$1,562,789 before costs, at an issue price of A$0.0328 per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act
Use of funds raised	For working capital and to progress research and development activities.
Voting Exclusion Statement	A voting exclusion for Resolution 5 is contained in the Notice accompanying this Memorandum

Directors’ recommendation

The Directors unanimously recommend that shareholders vote in favour of Resolution 5.

Ordinary Resolutions – Resolutions 6 and 7 – Refreshing and amending 2004 ASX Plan and 2018 ADS Plan

The Company has adopted two incentive plans: the 2004 ASX Plan (for securities issued to Australian directors, employees and consultants) and the 2018 ADS Plan (for securities issued to non-Australian based, particularly US based, employees, officers, consultants, independent contractors and directors).

The 2004 ASX Plan has been refreshed on several occasions, most recently at the 2018 AGM. The 2018 ADS Plan was adopted at the 2018 AGM, and therefore has not previously been refreshed. “ADSs” are American Depository Shares of the Company reported on the NASDAQ Capital Market. The 2018 ADS Plan relates to ADS and rights to ADSs such as warrants (which are substantively equivalent to options to acquire new shares).

Resolutions 6 and 7 seek shareholder approvals to issue securities under the 2004 ASX Plan and 2018 ADS Plan (respectively) including increasing the aggregate number of securities that can be issued under the two plans following the approvals (the new “Plan Pool”). The Plan Pool is shared between the two plans. Refreshing the plans approves issues of securities from the Plan Pool under the plans, provided that issues to Directors and their associates (including persons whose relationship with the Company or a Director or an associate of a Director is, in ASX’s opinion, such that approval should be obtained) require further shareholder approvals to be obtained under Listing Rule 10.11 or 10.14 (as the case may be). Resolutions 8 to 13 are proposed for the purposes of seeking approval to issue options to Directors or their associates as described below.

Summaries of the terms of the 2004 ASX Plan and the 2018 ADS Plan are set out in Annexures A and B. A full copy of each of the current plans is available on request.

The two plans presently relate to a common Plan Pool of 60,000,000 securities (or an equivalent number of ADSs). Of that number, 27 million options (5.45 million of which have lapsed without being exercised) and no shares have been issued under the 2004 ASX Plan (with no securities having been issued under that plan since it was last approved at the 2018 AGM), and no securities (shares or options) have been issued under the 2018 ADS Plan since it was adopted at the 2018 AGM.

NOTICE OF GENERAL MEETING

The increase in the Plan Pool to 157.5 million securities or an equivalent number of ADSs (being the maximum number of securities in aggregate which may be issued under the plans following the approval) will replace the previous maximum including providing for the issue of up to 49 million options to Directors if Resolutions 8 to 13 are passed, and for a further 108.5 million securities or an equivalent number of ADSs (representing approximately 10% of the current issued shares of the Company) that can be issued during the next 3 years without further shareholder (except for any further issues to Directors or their associates which would require shareholder approvals).

The Board of Directors of the Company believes that refreshing the approvals of the 2004 ASX Plan and 2018 ADS Plan, and increasing the Plan Pool, are necessary in order for it to continue to:

a)	provide eligible persons with an additional incentive to work to improve the performance of the Company;

b)	attract and retain eligible persons essential for the continued growth and development of the Company;

c)	promote and foster loyalty and support amongst eligible persons for the benefit of the Company;

d)	enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties; and

e)	provide an alternative to cash payments.

ASX Listing Rule 7.1 provides that shareholder approval is required for an issue of securities if the securities will, when aggregated with the securities issued by the entity during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12-month period.

ASX Listing Rule 7.2 Exception 13 provides an exception to ASX Listing Rule 7.1 for securities issued under an employee incentive scheme within 3 years after shareholder approval of the scheme. The Company therefore seeks approval of the plans (which are employee incentive schemes) under ASX Listing Rule 7.2 exception 13 so that issues of securities under the plans do not impede the capacity of the Company to issue up to a further 15% of its capital without shareholder approval. ASX Listing Rule 7.1 would otherwise require shareholder approval each time shares or other securities are issued to avoid using the Company’s capacity to 15% of its issued share capital.

ASX Listing Rule 7.2 exception 14 also provides an exception to Listing Rule 7.1 for issues made to Directors and their associates with approval under Listing Rules 10.11 or 10.14, also avoiding the use of the Company’s capacity to 15% of its issued share capital. Resolutions 8 to 13 are proposed for the purposes of seeking approval to issue options to Directors or their associates. See Below for further detail in respect of resolutions 8 to 13.

As each of the Directors of the Company are (subject to further shareholder approvals) eligible to participate in either or both of the plans, they have abstained from making a recommendation in respect of Resolutions 6 or 7.

A voting exclusion statement as set out in the Notice applies to each of Resolutions 6 and 7.

Ordinary Resolutions – Resolutions 8 to 13 – Issues of Incentive Options to Directors

Background to Resolutions 8 to 13

Resolutions 8 to 13 seek shareholder approval for the issue of aggregate of 49 million unlisted options (Incentive Options), each with an exercise price which will be two times the closing price of the Company’s shares on ASX on the last ASX business day immediately before the day the options are issued, and expiring 5 years after the issue date. Each option will upon exercise entitle the holder to one fully paid ordinary share in the Company and otherwise will have terms as set out in Annexure C. The options are proposed to be issued to existing Directors of the Company (and/or their respective nominee(s)) as set out in the table on the following page.

NOTICE OF GENERAL MEETING

The Incentive Options are proposed to be issued under either the 2004 ASX Plan or the 2018 ADS Plan. The issue of the Incentive Options is subject to Resolutions 6 and 7 being passed so that the Company can issue the options under the plans.

Further details with respect to the proposed issues of Incentive Options are set out below.

ASX Listing Rules

Shareholder approval is required for the grant of the Incentive Options under the respective Plans to the proposed recipients under ASX Listing Rule 10.14 because they are Directors of the Company (or in the case of a nominee, will be an associate of a Director). As shareholder approval is sought under ASX Listing Rule 10.14, approval under ASX Listing Rule 7.1 is not required. Accordingly, the issue of Incentive Options to the Directors or their respective nominee(s) will not reduce the Company's 15% capacity for the purposes of ASX Listing Rule 7.1.

If shareholders pass Resolutions 8 to 13 the Company will be able to issue the Incentive Options as set out in Resolutions 8 to 13. If Incentive Options convert to ordinary shares, the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 (and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A) will be increased. If shareholders do not pass any of Resolutions 8 to 13 then the Company will not be able to issue the Incentive Options which are the subject of the applicable proposed resolution.

Other Information provided in accordance with ASX Listing Rule 10.15

ASX Listing Rule 10.15 provides that the following information be provided to Shareholders for the purpose of obtaining Shareholder approval pursuant to ASX Listing Rule 10.14:

(a)	The proposed recipients and the maximum number of Incentive Options to be issued under the Plan to each person for whom approval under ASX Listing Rule 10.14 is sought under Resolutions 8 to 13 are set out in the following table:

RESOLUTION	RECIPIENT*	NUMBER OF INCENTIVE OPTIONS	Relevant Plan
8	Geoffrey Kempler	14,000,000	2004 ASX Plan
9	David Sinclair	7,000,000	2018 ADS Plan
10	Tristan Edwards	7,000,000	2018 ADS Plan
11	Peter Marks	7,000,000	2004 ASX Plan
12	Lawrence Gozlan	7,000,000	2004 ASX Plan
13	Brian Meltzer	7,000,000	2004 ASX Plan
TOTAL		49,000,000

*   Incentive Options may be issued to nominee(s) as advised to the Company.

(b)	Each proposed recipient is a Director of the Company (or in the case of a nominee, will be an associate of a Director) and therefore shareholder approval is required to issue each of them Incentive Options under the applicable Plan as provided for in ASX Listing Rule 10.14.1.

(c)	The Incentive Options will be granted with no vesting conditions and vest immediately.

(d)	Details of the current total remuneration package of each of the Directors to whom Incentive Options are proposed to be issued, and the number and average price paid for securities issued to each of them (or their associates) under the respective Plans is set out in the following table:

NOTICE OF GENERAL MEETING

RESOLUTION	RECIPIENT*	Director’s Fee+	Previous securities
			Options#	Exercise price	Issued under
8	Geoffrey Kempler	$442,935++	5,000,000	$0.11	2004 ASX Plan
9	David Sinclair	$45,000	nil	n/a	2018 ADS Plan
10	Tristan Edwards	$45,000	nil	n/a	2018 ADS Plan
11	Peter Marks	$60,000	1,250,000	$0.11	2004 ASX Plan
12	Lawrence Gozlan	$60,000	1,250,000	$0.11	2004 ASX Plan
13	Brian Meltzer	$80,000	1,250,000	$0.11	2004 ASX Plan
TOTAL		$732,935

*      Incentive Options may be issued to nominee(s) as advised to the Company.

+     excluding superannuation

++  Including an Executive Director’s fee of $400,000

#      Issued as incentive options for no issue price.

(e)	The terms of the Incentive Options are set out in Annexure C.

(f)	The Company is proposing to issue Incentive Options as an appropriate type of security having regard to the need for the Company to effectively incentivise each of the Directors while aligning the incentive with increasing shareholder value.

(g)	The value attributable to the Incentive Options will be in part dependent on the exercise price which will be not less than two times the closing price of the Company’s shares on ASX on the last ASX business day immediately before the day the options are issued. Assuming for the purposes of Listing Rule 10.15.6 that the closing price on the applicable day is $0.036 (3.6 cents), a Black Scholes valuation using an exercise price of $0.08 (8 cents), a life of the option of 60 months, a risk free interest rate of 0.004% and an assumed volatility of 100%, each Incentive Option would have a value of $0.0225 (2.25 cents). The above is based on inputs at 30 July 2020. This information is provided for the purposes of the applicable Listing Rule using the stated assumptions which may not apply at the time of the issue of the Incentive Options, and the actual exercise price and value may be different. The value under accounting standards will be calculated based on inputs at the date of shareholder approval.

(h)	The Company will issue the Incentive Options no later than 30 days after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules).

(i)	The Incentive Options will be granted for nil consideration. Upon exercise, the Incentive Options will convert to Shares on a one for one basis on the same terms as the Company's existing Shares.

(j)	Summaries of the terms of the plans are set out in Annexures A and B.

(k)	No loans will be made in relation to the acquisition of the Incentive Options.

(l)	The Company confirms the following:

i.	Details of any securities issued under the applicable plan will be published in the annual report of the Company relating to the period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14; and

ii.	Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under either plan after these resolutions are approved and who were not named in the Notice will not participate until approval is obtained under ASX Listing Rule 10.14.

(m)	A voting exclusion statement for Resolutions 8 to 13 is included in the Notice.

NOTICE OF GENERAL MEETING

Corporations Act

Under Chapter 2E of the Corporations Act, a public company cannot give a “financial benefit” to a “related party” unless one of the exceptions to the section apply or shareholders have in a general meeting approved the giving of that financial benefit to the related party.

Each of the proposed recipients of Incentive Options under Resolutions 8 to 13 inclusive are Directors of the Company and are therefore related parties of the Company as defined under the Corporations Act.

Section 211 of the Corporations Act provides that one of the exceptions to the requirement to obtain shareholder approval for giving a financial benefit to a related party is where the benefit is given to the related party as an officer of the Company and to give the remuneration would be reasonable given:

(a)	the circumstances of the Company; and

(b)	the related party’s circumstances (including the responsibilities involved in the office or employment).

The Company considers the proposed issue is reasonable remuneration and, as such, fall within the exception set out in section 211 of the Corporations Act.

In reaching this view, the Company has considered the respective positions and responsibilities of each of the Directors, the Company’s reliance on a limited number of personnel, the need for the Company to effectively incentivise each of the Directors while aligning the incentive with increasing shareholder value, and the terms of the Incentive Options including that the exercise price(s) of the Incentive Options is significantly higher than the share price as at the date of the Notice.

Notwithstanding the above, and although no Director participated in the discussion of decision making process in respect of options proposed to be issued to him, the Directors acknowledge that Resolutions 8 to 13 separately relate to the majority of them. Accordingly, the Directors propose that Resolutions 8 and 13 each also be put to shareholders for the purposes of section 195(4) of the Corporations Act such that shareholders determine whether the named related parties will be issued Incentive Options as set out in the table on page #16 of this Memorandum.

As each of the Directors of the Company are proposed to receive Incentive Options if Resolutions 8 to 13 are passed, they have abstained from making a recommendation in respect of Resolutions 8 to 13.

NOTICE OF GENERAL MEETING

Annexure A

Summary of the 2004 ASX Plan – refer to Resolution 6

The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term of options granted, and the vesting schedule and escrow periods of shares issued and options granted under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the 2004 ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

NOTICE OF GENERAL MEETING

Annexure B

Summary of the 2018 ADS Plan Refer to Resolution 7

The purpose of the 2018 ADS Plan is to provide incentive for non-Australian based (particularly US based) employees, officers, consultants, independent contractors and directors.

Options granted under the 2018 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

Under the 2018 ADS Plan, the Company is entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company. The number of ADSs with respect to which options may be granted to any eligible participant under the 2018 ADS Plan in any calendar year shall not exceed 2.625 million ADSs, representing 108.5 million ordinary shares of the Company. ADSs that are forfeited under the terms of the 2018 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2018 ADS Plan.

The 2018 ADS Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to grant options under the 2018 ADS Plan, to interpret the provisions of the 2018 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2018 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2018 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2018 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2018 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2018 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

Options granted under the 2018 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his or her guardian or legal representative.

NOTICE OF GENERAL MEETING

Annexure C

Incentive Option terms - refer to Resolutions 8 to 13

The terms of the options proposed to be issued pursuant to Resolutions 8 to 13 are to be as follows:

●	Each option (an “Option”) entitles the holder to acquire one ordinary fully paid Share upon exercise.

●	The Options are exercisable at any time prior to 5.00pm Melbourne Time on the day five years after the issue date or the last ASX business day before that date if not an ASX business day (the Expiry Date) by completing an option exercise form (or such other form of written notice of exercise acceptable to the Directors) and delivering it or causing it to be given to the Company or its designated registry or agent (which may include delivery or giving by electronic means) together with making payment (which may be by bank transfer) for the number of shares in respect of which the Options are exercised (unless cashless exercise is permitted and selected) to the registered office of the Company. Any Option that has not been exercised prior to the Expiry Date automatically lapses.

●	The exercise price of the Options will be two times the closing price of the Company’s shares on ASX on the last ASX business day immediately before the day the options are issued, per Option payable in full, or to be deemed to have been paid in full cashless exercise is permitted and selected, on exercise.

●	The Options vest upon being issued. No vesting conditions, or performance criteria or hurdles for apply before Options vest. Subject to any requirements of the Listing Rules of ASX or Corporations Act 2001 (Cth), the Options and shares issued upon exercise of Options are not subject to escrow or restrictions on disposal. Options may only be exercised and shares issued upon exercise transferred as permitted by the securities trading policy of the Company applying at the time of exercise, if the holder is bound by the policy. No Option may be exercised if to do so would be unlawful including but not only if the issue of a share upon exercise would result in any person (alone or with its associates) obtaining or increasing a relevant interest in voting shares of the Company contrary to the Corporations Act.

●	Subject to the Corporations Act, the Listing Rules, the Constitution of the Company, and any restriction obligations (and, if applicable, the securities trading policy of the Company applicable at the time of exercise of an Option), Options are freely transferable.

●	All ordinary fully paid Shares issued upon exercise of Options will rank pari passu in all respects with, and will have the same terms as, the Company’s then issued ordinary fully paid Shares. The Company will apply for Official Quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX.

●	The options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant options.

●	There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the Options. The Company will ensure that Option holders will be allowed at least the minimum notice period specified in the Listing Rules of ASX at the time to exercise of Options prior to the record date in relation to any offer of securities made to shareholders.

●	In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

Note: For Options issued pursuant to the 2018 ADS Plan, the above terms will be incorporated into an option agreement under that plan, with such modifications as are necessary or desirable to give effect to being incorporated into the option agreement.

Alterity Therapeutics Limited
ABN 37 080 699 065

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

ATH

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **10:30am (AEST) Tuesday 1 Septermber 2020.**

Alterity Therapeutics Limited General Meeting

This year, as part of the Australian Government's response to the Coronavirus crisis, temporary modifications have been made to the *Corporations Act 2001* under the *Corporations (Coronavirus Economic Response) Determination (No.1) 2020*. These modifications allow notices of meeting, and other information regarding a meeting to be provided online where it can be viewed and downloaded. We are relying on technology to facilitate shareholder engagement and participation in the meeting. Details of where you can access the notice of meeting, lodge a proxy and participate in the meeting are below.

Access meeting documents online

The Notice of Meeting and other meeting documents are now available online at www.edocumentview.com.au/ath20

Meeting date and location:

The General Meeting of Alterity Therapeutics Limited will be a virtual meeting, which will be conducted online via Zoom on Thursday 3 September 2020 at 10:30am (AEST)

Lodge your proxy form online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

Attending the meeting online:

Samples/000001/000001/i12

Alterity THERAPEUTICS

Alterity Therapeutics Limited
ABN 37 080 699 065

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

ATH

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **10:30am (AEST) Tuesday 1 Septermber 2020.**

Proxy Form

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Corporate Representative
If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Appointment of Corporate Representative" prior to admission. A form may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Lodge your Proxy Form:

XX

Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

By Mail:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

By Fax:

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Samples/000001/000002/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Alterity Therapeutics Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the General Meeting of Alterity Therapeutics Limited to be held via Zoom on Thursday 3 September 2020 at 10:30am (AEST) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 6 to 13 (except where I/we have indicated a different voting intention in step 2) even though Resolutions 6 to 13 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 6 to 13 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
1	Ratification of prior issue of 3,814,380 shares	☐	☐	☐
2	Ratification of prior issue of 19,756,080 shares	☐	☐	☐
3	Ratification of prior issue of 7,042,920 shares	☐	☐	☐
4	Ratification of prior issue of 137,945,160 shares	☐	☐	☐
5	Ratification of prior issue of 47,646,000 shares	☐	☐	☐
6	Approval to refresh and amend 2004 ASX Plan	☐	☐	☐
7	Approval to refresh and amend 2018 ADS Plan	☐	☐	☐
8	Approval to issue Incentive Options to Mr Geoffrey Kempler	☐	☐	☐
9	Approval to issue Incentive Options to Dr David Sinclair	☐	☐	☐
10	Approval to issue Incentive Options to Mr Tristan Edwards	☐	☐	☐
11	Approval to issue Incentive Options to Mr Peter Marks	☐	☐	☐
12	Approval to issue Incentive Options to Mr Lawrence Gozlan	☐	☐	☐
13	Approval to issue Incentive Options to Mr Brian Meltzer	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

Mobile Number	Email Address

A T H 2 6 6 6 2 3 A

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